

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Renato Negro
Vice President and Controller
Avanos Medical, Inc.
5405 Windward Parkway, Suite 100 South
Alpharetta, Georgia 30004

      **Re: Avanos Medical, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2019**
            **Filed February 25, 2020**
            **File No. 001-36440**

Dear Mr. Negro:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences